Exhibit 99.1

Unit 100 – 12051 Horseshoe Way
Richmond, BC V7A 4V4
Canada

Toll Free in Canada & USA:
1-800-406-ROOT (7668)

Telephone: (604) 272-4118
Facsimile: (604) 272-4113

OTCBB: “CCCFF”

Web: www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. Reports 2009 First Quarter Results

RICHMOND, BRITISH COLUMBIA – May 11, 2009 – Chai-Na-Ta Corp. (OTCBB: “CCCFF”), the world’s largest supplier of North American ginseng, today announced a first quarter 2009 net loss of $0.7 million, or $0.02 per basic share, compared to a net loss of $0.5 million, or $0.01 per basic share, in the same period last year.

Revenue decreased to $2.9 million in the first quarter of 2009 from $4.2 million in the prior year period. The company has a gross loss of 0.5% of sales revenue in the 2009 first quarter compared to a gross profit of 1% in the same period last year.

“We have sold 37% of our 2008 harvest root by March 31, 2009 with all of the remaining root committed to customers,” said Derek Zen, Chairman of the Company. “Chai-Na-Ta’s average selling price decreased to $7.67 per pound in the first quarter of 2009 from $10.79 per pound in the first quarter of 2008.”

“While 2009 will remain challenging, we are on track with our efforts to reduce operating and overhead costs,” added Mr. Zen.  “Selling, general and administrative expenses fell to $247,000 in the first quarter of 2009, a decrease of 5.4% from the same period last year.”

The working capital position as at March 31, 2009 was a surplus of $4.9 million compared to a surplus of $5.5 million at December 31, 2008.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is the world’s largest supplier of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed material for the manufacturing of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company’s ongoing research programs, general business conditions, and other risks as outlined in the Company’s periodic filings, Annual Report, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.

Wilman Wong

Chief Executive Officer/Corporate Secretary

(604) 272-4118 or (Toll Free) 1-800-406-7668

(604) 272-4113  (FAX)

E-mail:  info@chainata.com

Website: www.chainata.com